

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 3, 2008

Mr. Alain Vachon
Chief Executive Officer
Nilam Resources Inc.
35 Du Parc Des Erables,
La Prairie, Quebec
Canada J5R 5J2

> **Re:** **Nilam Resources Inc.**
> **Form 10-KSB/A for Fiscal Year Ended April 30, 2008**
> **Filed August 19, 2008**
> **Response Letter dated August 11, 2008**
> **File No. 333-135980**

Dear Mr.Vachon:

We have reviewed your filing and response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A1 for the Fiscal Year Ended April 30, 2008

Financial Statements

Report of Independent Registered Public Accounting Firm, page 12

1.   We note from the Form 10-KSB for your 2007 fiscal year, which was filed on July 30, 2007, that the audit opinion of Webb & Company, P.A., the predecessor auditor, covers your financial statements as of and for the year ended April 30, 2007 and for the period from inception (July 11, 2005) to April 30, 2007.

We also note that, Cinnamon Jang Willoughby & Company, the successor auditor, covers your financial statements as of and for the year ended April 30, 2008 and states in its opinion that " …in so far as it relates to the amounts included for such prior period, is based solely on the report of other auditors."

However, it does not refer to the report of the other auditor in expressing its opinion. In addition, its opinion only covers your financial statements as of and for the year ended April 30, 2008, with no reference to the period from inception (July 11, 2005) to April 30, 2008.

If the successor auditor relies on the report of the predecessor auditor in expressing its opinion, the successor auditor should follow the reporting guidance in AU Section 543.09. If the financial statements for the cumulative period are not audited, these should be clearly marked as unaudited. Otherwise, these should be referred to in the auditor's report. A revised report from the successor auditor would be appropriate. The audit report from the predecessor auditor is also required.

Note 2 – Summary of Significant Accounting Policies, page 17

(E) Mineral Property

2.   With regard to comment 1 in our letter dated June 3, 2008, you stated in your response letter dated June 20, 2008 that you would revise your January 31, 2008 Form 10-QSB to record the costs of mineral rights in accordance with EITF 04-02 and 04-03. Your policy disclosure is inconsistent with this guidance, as previously advised.

We understood that you would be correcting your interim financial statements to recognize the cost of mineral rights as an asset to comply with GAAP, to eliminate the impairment charge associated with the $100,000 paid for the Llipa mineral concession acquired during that period; as you did not provide any details about information indicating the value had been diminished. However, as of the date of this letter, you have not amended your interim filing as you had agreed, and you continue to report the impairment in your 2008 annual report without explanation, while also disclosing an accounting policy that is not consistent with EITF 04-3.

Tell us if you no longer intend to comply with our prior comments; explain the reasons you have not recognized the mineral rights asset in your financial statements.

Note 5 – Stockholder's Equity, page 20

3.   We have reviewed your response to prior comment 1, regarding the valuation of and accounting for shares transferred from Mr. Gill to Mr. Grewal on November 8, 2007, and from Ms. Sandu to Mr. DeMelt on November 2, 2007. You state that the shares "…were both valued at the recent trading value as quoted on the OTC BB," indicating you would be amending your filing to account for these transactions as a contribution of capital and an issuance of stock for services, proposing disclosure that would state you "…recorded a value of $3,000,000 based on the fair value of the stock on the grant date." However, you provide no details about your valuation, have not amended your third quarter report, and continue to give no recognition to these issuances in your 2008 annual report.

Tell us if you no longer intend to comply with our prior comments; explain the reasons you have not recognized an expense for services in your 2008 financial statements, as you previously indicated would be appropriate and necessary, and also explain your decision to provide no disclosure about these conveyances under this heading.

As for your proposed valuation, advise us of the quoted prices utilized, corresponding to the dates of conveyance, and explain any discounting of averaging applied. If you have applied discounting, submit a schedule showing the portion of the discount associated with each factor considered, and the analysis that you performed in determining there was correlation between each factor and the discount ascribed.

4.   We note your disclosure on page 29 stating "On or about July 21, 2008, Mr. Grewal transferred his ownership of stock and interest in the Company to Mr. Len DeMelt., thus giving Mr. DeMelt ownership of 27,020,146 restricted common shares equal to 46.55%."

Please provide us with details about the restriction imposed on the shares currently held by Mr. DeMelt; and explain whether you intend to account for this conveyance in your first quarter report of fiscal 2009. If so, also explain how you intend to record the transaction, explain your rationale, and provide details consistent with our request for information about the earlier conveyance between shareholders in November 2007.

Controls and Procedures, page 22

5.   We note your disclosure indicating your officers evaluated disclosure controls and procedures does not specify the evaluation date. The guidance in Item 307 of Regulation S-B requires that management assesses the effectiveness of disclosure controls and procedures as of the end of the period covered by the report. Please modify your disclosure as necessary to clarify the timing of your evaluation.

6.   It does not appear that your management has performed its assessment of internal control over financial reporting as of April 30, 2008. Since you filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate.

Please note that the failure to perform management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find on our website at the following address.

http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

7.   Your statement that there have been no changes in your *internal controls* or other factors that could significantly affect internal controls *subsequent* to the date you carried out your evaluation does not comply with Item 308(c) of Regulation S-B.

This guidance requires that you disclose any change (rather than only significant change) in your *internal control over financial reporting* (rather than internal controls) that occurred *during the last fiscal quarter* (rather than subsequent to your evaluation) that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.

Please comply with your reporting obligations.

8.   We note that the certifications at Exhibit 31 to your Form 10-KSB/A were dated as of August 13, 2008, the filing date of your earlier Form 10-KSB. Please comply with Rule 12b-15 of Regulation 12B, which requires new certifications by each principal executive and principal financial officer when filing your amendment.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joanna Lam at (202) 551- 3476 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief